                                    LAW FIRM

                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64121-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com
Eric J. Gervais                                       DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8362                     E-MAIL: egervais@blackwellsanders.com

                                  March 6, 2007

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

          Re:  Tortoise Energy Capital Corporation (the "Company")
               File Numbers 811-21725; 333-139963

To the Commission:

     On January 12, 2007,  the Company,  pursuant to the Securities Act of 1933, as amended  ("1933  Act") and the  Investment  Company  Act of 1940,  as amended
("1940  Act"),   filed  with  the  Securities  and  Exchange   Commission   (the
"Commission") a universal shelf  registration  statement on Form N-2 relating to the Company's  proposed  issuance of common stock,  preferred  stock and/or debt securities (the "Shelf Registration Statement").

     The Company received comments on the Shelf Registration Statement by letter from Larry L.  Greene of the  Commission  staff  dated  February  21,  2007 (the
"Comment Letter").  The Comment Letter contained joint comments with respect the
Shelf  Registration  Statement  and  a  substantially  similar  universal  shelf
registration   statement  on  Form  N-2  for  Tortoise   Energy   Infrastructure
Corporation (File Nos. 811-21462 & 333-140457) ("TYG"). The following sets forth the comments of the Commission staff and the Company's response to the comments.
Responses   to  the  comments  on  behalf  of  TYG  will  be  made  by  separate correspondence,  and are  substantially  identical to those contained herein for comments  applicable  to both  registrants.  The Company is filing  concurrently herewith  Pre-Effective  Amendment  No. 1 to the  Shelf  Registration  Statement
("Amendment  No.  1").  The  purpose  of  Amendment  No. 1 is to  respond to the comments received from the Commission staff and to complete certain  information required by Form N-2.

     Currently,  the  Company  expects  to make a request  for  acceleration  of effectiveness of the Shelf Registration Statement on or about March 8, 2007.

                                     General

1. Comment:  Please state in your response  letter  whether the NASD will or has reviewed the proposed  underwriting  terms and  arrangements of the transactions involved in the registration statements and provide the status of that inquiry.

     Response:  To the extent  required by NASD  regulation,  the  Company  will submit the proposed terms and arrangements of each transaction effected pursuant to the Shelf Registration  Statement,  with the assistance of the underwriter(s)
and its counsel,  to the NASD for review.  Notwithstanding  the  foregoing,  the
Company has been advised by designated  underwriters' counsel that the "seasoned issuer"  offering  exemption,  Rule  2710(b)(7)(A) of the NASD Conduct Rules, is
available to the Company. Accordingly, with respect to underwritten offerings of common  stock,  the Company does not expect to submit the proposed  underwriting terms and arrangements of such transactions to the NASD for review.  Pursuant to
NASD Conduct  Rule  2710(b)(7)(B),  the Company has been  advised by  designated underwriter's  counsel that a filing with the NASD  normally is not required for the  offering of its  preferred  stock or debt  securities,  provided  that such securities are non-convertible and rated by a nationally recognized  statistical rating organization in one of its four (4) highest generic rating categories.

2. Comment:  The table on the cover  relates to the amount of  securities  being registered.  Confirm that  securities used to fulfill  over-allotments,  if any, will be included in the table on the facing page of the registration  statement.
Revise footnote 1, if accurate, to indicate that the contemplated  offerings are to be done as delayed offerings under Rule 415. In addition, with respect to the indication in the note that the Funds are registering a presently  indeterminate number of shares,  confirm that the number will be determined in a pre-effective amendment and explain how you expect to calculate filing fees.

     Response:   Any  securities  issued  pursuant  to  the  Shelf  Registration
Statement used to fulfill overallotments, if any, with respect to an offering of the Company's  securities,  will be securities  registered pursuant to the Shelf
Registration  Statement,  the aggregate  amount of which will be included in the table on the facing page of the Shelf Registration Statement.

     Footnote  1 has been  revised  to reflect  that the  securities  registered pursuant  to the Shelf  Registration  Statement  may be  offered  and sold on an immediate, continuous or delayed basis pursuant to Rule 415(a)(1)(x) of the 1933
Act.

     The specific  number of shares of common stock,  shares of preferred  stock and principal  amount of debt will not be  determinable as of the effective date of the Shelf Registration  Statement.  The aggregate dollar amount of securities to be  registered  under  the Shelf  Registration  Statement,  however,  will be determined prior to the effective date, and such amount will appear in the table on the facing page of the final  pre-effective  amendment prior to the effective date. Pursuant to Rule 457(o) under the 1933 Act, the Company is calculating the filing fee by multiplying the maximum aggregate offering price of all securities listed in the "Calculation of Registration Statement Fee" table, in millions, by
$30.70,  the current  Section 6(b) fee rate  applicable to the  registration  of securities.

3.  Comment:  Confirm  that the  disclosure  in the  filing  meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

     Response:  The  disclosure in the filing  complies in all respects with the requirements of Rule 420 under the 1933 Act.

4. Comment:  Confirm the Funds are current  regarding  their  obligation to file reports with respect to their  fidelity bond coverage  under Rule 17g-1(g) under the  Investment  Company  Act  of  1940  (  the  "1940  Act"),  or  explain  the circumstances to the staff and any actions contemplated to address this matter.

     Response:  The  Company is current  regarding  its  obligations  under Rule
17g-1(g).

                                Prospectus Cover

5.  Comment:  The  filings  relate to future  offerings  of common  stock,  debt securities and preferred stock. In this connection, please comply with the terms of Nuveen Virginia Premium Income (pub. avail. Oct. 6, 2006).

     Response:  The  Company  believes  its  securities  are  "qualified  to  be registered"  on Form S-3,  including the applicable  registrant and  transaction requirements  stated in the  Instructions  to Form S-3 and as  discussed  in the above-referenced  No-Action Letter.  Notwithstanding  the relief provided by the
No-Action  Letter with respect to voluntary  quarterly  financial  reports,  the
Company  expects to continue to file  quarterly  financial  statements  with the
Commission.  The Company believes such  information is meaningful  disclosure to investors.

6. Comment:  The first paragraph of the Capital Corp.  filing  discusses two 80%
investment requirements, i.e., the Fund will invest 80% of its net assets in the energy sector and 80% of its total assets in the energy  infrastructure  sector.
Disclose the differences in these two policies.

     Response:  Because the Company  has the word  "energy" in its name,  and in light of Rule 35d-1 of the 1940 Act, the staff  required the Company at the time of its initial public  offering to state that it will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of entities in the energy  sector.  The  Company  believes  that the energy  sector includes,  as a subset, the energy  infrastructure  sector. The Company has thus stated that it will invest at least 80% of its total assets (including assets to be obtained through anticipated leverage) in equity securities of MLPs and their affiliates  in  the  energy  infrastructure  sector  in an  attempt  to  provide additional  disclosure to investors by further  narrowing and defining the types of  investments  the  Company has made  historically  and intends to make in the future.

7.  Comment:  Revise the second  paragraph to  indicate,  as  appropriate,  that
Capital  Corp.'s  offerings  will be  conducted  on a delayed or  continuous  or immediate basis. The paragraph also contains disclosure regarding expected sales of Fund shares by stockholders. Revise the penultimate sentence to indicate that you will  also  disclose  the  percentage  of  ownership  to be held by  selling stockholders after the offering.  Also, please disclose that these sales involve shares that were issued in private  transactions  and will be  registered by the
Fund.

     Response:  The  disclosure  in the  second  paragraph  has been  revised to indicate  that the  offerings by the Company may be  conducted on an  immediate, continuous or delayed basis.

     The penultimate sentence has been revised to indicate that the Company will also  disclose the  percentage  of common stock of the Company to be held by any selling stockholders after the offering.

     The  disclosure  has been revised to indicate that sales may involve shares of common  stock that were issued in one or more private  transactions  and that will be registered by the Company for resale pursuant to the Shelf  Registration
Statement.

     The  Company  will  be  calling  the  Commission   staff  after  the  Shelf
Registration  Statement is declared effective to discuss the circumstances under which the Shelf Registration Statement can be used for resales.

                                   Prospectus

8.  Comment:  Revise  the  discussion  captioned  "Cautionary  Notice  Regarding
Forward-Looking   Statements"  in  both  filings  so  as  to  clarify  that  any forward-looking  statement  contained in the  prospectus  does not meet the safe harbor for forward-looking  statements pursuant to Section 27A of the Securities
Act.  The first  sentence of the first  paragraph  and the last  sentence of the second paragraph of the Capital Corp. filing conflict on this point.

     Response:  The  disclosure  has been  revised  as  necessary  to remove any reference to statutory safe-harbors for forward-looking  statements in the Shelf
Registration  Statement.  Accordingly,  the  Company  does  not  believe  it  is necessary to add negative disclosure  indicating that such statutory  provisions do not apply to the Company.

9. Comment:  The discussion under the caption "Prospectus Summary - Our Advisor"
indicates that Tortoise Capital Resources  Corporation  ("TTO") intends to elect to be regulated as a business development company.  Please revise the disclosure to indicate the status of that company as of the date of the Fund's prospectus.

     Response: The disclosure has been revised as requested.

10. Comment: Revise the second paragraph of the discussion captioned "Prospectus
Summary - The Offering" which suggests that the Fund may issue multiple  classes of securities in violation of Section 18(c) of the 1940 Act and contrary to Rule
18f-3 under the 1940 Act.

     Response:  The Company  believes  its current  disclosure  is  appropriate.
Section 18 of the 1940 Act  contemplates  that a closed-end  investment  company may,  in  addition  to  having a class of common  stock,  have a class of senior securities representing  indebtedness and a class of senior securities that is a stock,  provided  the  Company  complies  with the  requirements  of Section 18.
Accordingly,   the  Company  believes  that  its  disclosure  regarding  charter provisions  that allow the Board of Directors to increase or decrease the amount of  securities  authorized  for  issuance  with respect to any of its classes of securities is not  inconsistent  with the  provisions of Section 18 or the rules promulgated thereunder.

11. Comment:  The discussion  captioned  "Prospectus  Summary - Use of Proceeds"
states that: "We also may use proceeds from the sale of our securities to retire all or a portion of our  short-term  debt incurred in pursuit of our  investment objective and policies, and for working capital purposes,  including the payment of  distributions,  interest  and  operating  expenses  .  .  ."  Regarding  the underlined term,  explain to the staff the  circumstances  that would prompt the
Fund to issue securities for that purpose.

     Response:  The circumstance in which the proceeds of the sale of securities may be used to fund the payment of  distributions  is as follows.  If, while the
Company has cash earmarked to pay a declared distribution,  it is presented with a time  sensitive  direct  placement  opportunity  believed  to be in  the  best interest of stockholders and that must be funded before the securities  proceeds are received and before the  distribution is to be paid, the Company may use the cash  earmarked to fund the  distribution  to instead fund the direct  placement opportunity.  The  Company  would then use the  proceeds  from the  issuance  of securities to replenish the cash previously  earmarked to pay the  distribution.
The Company  anticipates  that it would do this only if it  reasonably  believed that the direct placement  opportunity  would not be available to the Company if it were to wait to receive the proceeds from the issuance of securities.

12.  Comment:  The  discussion  captioned  "Prospectus  Summary - Tax  Status of
Company"  indicates  that the Fund has not elected RIC status under the Internal
Revenue Code and discloses  certain  significant  consequences  that result from that decision.  Summarize this  information on the cover page of the prospectus.
Other  disclosure  under this caption states that: "DCF is the amount we receive as cash or  paid-in-kind  distributions  from  MLPs or their  affiliates  . . ."
Explain to the staff why affiliates would pay the Fund.

     Response:  The Company  believes the  discussion  of its tax status and the consequences  thereof in the  prospectus  summary  and in the  section  entitled
"Certain  Federal  Income Tax  Matters" is adequate.  Because  there has been no change in the  Company's  tax status since its  inception,  the Company does not feel that  additional  disclosure on the cover of the prospectus is necessary or appropriate at this time.

     The Company  may receive  distributions  from  affiliates  of MLPs when the
Company,   pursuant  to  its  investment  policies,   invests  directly  in  MLP
affiliates, such as the general partner of an MLP.

13. Comment: Disclosure captioned "Prospectus Summary - Distributions" discusses distributions that may constitute tax free returns of capital.  Explain whether, contemporaneous  with  such  distributions,  security  holders  will be told the nature and extent of such distributions.  With respect to the statement that the
Fund has paid  distributions  every quarter since its first full fiscal quarter, specify the period in terms of months or years,  and  whether  any  distribution constituted a return of capital.

     Response:  Because the  definitive  nature of the  Company's  distributions cannot be determined until the completion of the Company's  taxable year and the
Company has received certain information from the companies in which it invests, the Company provides  estimates of the tax character of each distribution at the
time  of  the  distribution.   Shareholders  are  also

advised that the 1099 distributed following the end of the year will include the definitive tax characterization of the Company's distributions during the course of the year.

     With  respect to the  Company's  distributions  paid since  inception,  the disclosure has been revised as requested.

14. Comment:  Disclosure  captioned  "Prospectus Summary - Principal  Investment
Strategies"  states:  "We  invest  solely in  entities  organized  in the United
States." Explain the significance of this statement to the staff,  e.g., may the operations of such entities be primarily foreign?

     Other disclosure under this sub-caption  states:  "Unless otherwise stated, all  investment  restrictions  apply at the time of purchase  and we will not be required to reduce a position  due solely to market value  fluctuations.  During the period in which we are investing the net proceeds of this  offering,  we may deviate  from our  investment  policies  with  respect  to the net  proceeds  by investing  the net proceeds in cash . . ." With respect to the first  underlined clause,  add an exception for  borrowing and the issuance of senior  securities, and with respect to the second item, we suggest  changing the underlined word to
"such."

     Response:  As the disclosure  states,  the Company only considers  entities that are  organized  in the United  States  for  potential  investments  for its portfolio.  The statement is included to emphasize the Company's focus on Master
Limited  Partnerships,  which  is a tax  structure  available  to  US  domiciled companies under the Internal Revenue Code.

     With  respect  to  the  Company's  investment  policies,  restrictions  and exceptions  thereto,  the Company  believes its current  disclosure is clear. In particular,  the Company  believes  that the 1940 Act  restrictions  relating to
borrowings  and  other  senior   securities  are  clearly  disclosed  under  the
"Leverage" section of the prospectus.

15. Comment:  Confirm that the increased  borrowing referred to in the following sentence is based on the  temporary  borrowing  allowed by Section 18(g) of 1940
Act: "On July 24,  2006,  our Board of  Directors  approved a policy  permitting temporary  increases  in the amount of leverage we may use from 33% of our total assets to up to 38% of our total assets at the time of incurrence, provided that
.. . . (ii) such increased  leverage is reduced over time in an orderly fashion."
The  subsection  goes on to states  that:  "A loan shall be  presumed  to be for temporary  purposes  if it is repaid  within  sixty days and is not  extended or renewed;  otherwise it shall be presumed not to be for  temporary  purposes." If not based on this provision  explain the basis for the policy.  Confirm that the proceeds of this offering will not be used to rollover this debt.

     Provide disclosure  indicating that common  shareholders bear the burden of all leverage engaged in by the Fund.

     Response:  Section 18(c) of the Investment  Company Act of 1940, as amended
("1940 Act")  prohibits a closed-end  investment  company from issuing more than one class of senior security representing  indebtedness,  except that promissory notes or other  evidences of  indebtedness  made by a bank or other person,  and privately arranged,  and not intended to be publicly  distributed,  shall not be deemed to be a separate class of security  representing  indebtedness within the meaning  of such  section.  The  Company  believes  that the  short-term credit facility,  which is made by a bank and privately  arranged,  falls within the  foregoing  exception.  We  note  that  the  credit  facility  is made on an unsecured  basis and that the issuing bank does not have  preference or priority over  holders of senior  notes with  respect  to the  distribution  of assets or payment of interest.  For these  reasons,  the Company does not believe that the senior notes and bank debt constitute a separate class of security.

     Section 18(g) of the 1940 Act likewise  excludes  evidences of indebtedness made by a bank and privately arranged from the provisions of Section 18(a)(1)(B)
and  18(a)(1)(C),  but not from the provisions of Section  18(a)(1)(A).  Section
18(g)  excludes  loans for temporary  purposes not exceeding five percent of the assets of the fund from the  provisions of Section  18(a)(1)(A),  as well as (B)
and (C). Although the credit facility is designed for short-term purposes, it is not  structured  to  meet  the  exclusion  for  loans  for  temporary  purposes.
Accordingly, the Company complies with the 300% asset coverage test set forth in
Section  18(a)(1)(A)  of the 1940 Act with respect to all  borrowings  under the facility and all issuances of senior notes.

16.  Comment:  Disclosure  captioned  "Prospectus  Summary  -  Company  Risks  -
Concentration Risk" indicates that Capital Corp. concentrates its investments in the energy sector with an emphasis on the energy infrastructure sector. Arguably this disclosure relates to the 80% test based on net assets discussed earlier.
Other  disclosure seems to indicate that the 80% test based on total assets also seems to say the Fund will  concentrate its assets in the energy  infrastructure sector. Please clarify the Fund's policy.

     Response:  The Company has adopted a fundamental  policy  providing that it will not concentrate (invest 25% or more of its total assets) its investments in any particular industry, except that it will concentrate its assets in the group of  industries  constituting  the energy  sector.  As  discussed  in response to
Comment 6, above, the Company believes that the energy  infrastructure sector is a subset of the broader  energy sector.  As such, the Company  believes that the disclosure  providing  that the Company  "concentrates  its  investments  in the energy sector with an emphasis on the energy infrastructure  sector" is accurate and consistent  with both its fundamental  concentration  policy and the two 80%
tests outlined discussed in response to Comment 6.

17.  Comment:  Disclosure  captioned  "Prospectus  Summary  -  Company  Risks  -
Management  Risk"  states:  "Our  Advisor has 20 full-time  employees,  but also relies on the  officers,  employees,  and resources of its  affiliate,  Fountain
Capital Management,  L.L.C. ("Fountain Capital") and its affiliates, for certain functions." State whether these services are provided pursuant to contract or at the convenience of the parties.

     Response:  The  services  provided  to the  Company  by  certain  officers, employees and resources of Fountain Capital are provided pursuant to an informal arrangement  between the parties.  The Advisor no longer relies on affiliates of
Fountain Capital for services  provided to the Company.  The disclosure has been revised accordingly.

18. Comment: Revise the fee table discussion by moving footnotes appearing after the "Annual Expenses" segment of the table so as to follow the Example.

     The table and Footnote 5 discuss total and net annual expenses.  Explain to the staff  the  difference  between  the two  numbers.  Delete  the "Net  Annual
Expenses"   line  item,  as  it  does  not  appear  to  comply  with  the  table requirements.

     Response:   Because  the  Expense  Example  also  has  a  separate  set  of corresponding  footnotes,  the Company  believes  that it would be  confusing to investors to move the  footnotes  corresponding  with the Expense Table so as to follow the Expense Example.

     The disclosure has been revised as requested.

19. Comment:  Footnote 6 in the  Infrastructure  Corp.  filing states:  "Through
February  28,  2009,  the Adviser has  contractually  agreed to reimburse us for expenses in an amount  equal to 0.10% of our  average  monthly  Managed  Assets, which  represents  ____% of our  average net assets as of  November  30,  2006."
Explain to the staff how this policy  works,  whether the adviser may  recapture all or a portion of the waived  amounts,  and whether the adviser may  terminate the agreement.

     Response: This comment does not apply to the Company.

20.  Comment:  Revise the  discussion  captioned "Use of Proceeds" by adding the underlined word to the following clause:  "commercial paper rated in the highest category by a rating  agency or other liquid fixed income  securities."  Conform other  iterations of this  disclosure  with  revisions  made in response to this comment.

     Response:  The  disclosure  has been  revised as  requested  and  conformed throughout the document.

21. Comment: Disclosure captioned "Investment Objective and Principal Investment
Strategies - Investment Objective" states:  "Similar to the tax characterization of cash  distributions  made by MLPs to their unit  holders,  we believe  that a relatively high portion of our  distributions  to stockholders may be treated as return of  capital."  Please  include the  substance of this  disclosure  in the summary.

     Response:  The requested  disclosure  is contained in the section  entitled
"The Company" in the Prospectus Summary.

22. Comment: Revise the paragraph captioned "The Company - Investment Securities
- Restricted  Securities" to clarify why MLP convertible  subordinated units are referenced in a discussion of restricted securities.

     Response: The disclosure has been revised as requested.

23. Comment:  Consider whether the discussion  captioned "Risk Factors - Company
Risks - Concentration Risk" needs to make reference to any significant risks due to global warming or any bio-fuel proposal put forward by the  Administration or the Congress.

     Response:  The suggested  disclosure has been added to the section entitled
"Risk Factors - Company Risks - Concentration Risk (third bullet point)."

24.  Comment:  Disclosure  captioned  "Description  of  Securities - Issuance of
Additional  Shares" in the Capital Corp. filing discusses the policy whereby the
Fund may issue a limited  number of shares for less than NAV. Add  disclosure to the Capital Corp. filing that indicates that NAV  authorization  expires after a year if not re-authorized by shareholders.

     Response: The requested disclosure has been revised as requested.

25. Comment:  As appropriate,  revise either of the following two discussions to remove redundant  disclosure regarding selling  stockholders:  i) the discussion captioned  "Selling  Stockholders," or ii) the first paragraph of the discussion captioned "Plan of Distribution."

     Response: The disclosure has been revised as requested.

26. Comment: Similarly, with respect to the Capital Corp. filing, the discussion captioned  "Management of the Company,"  beginning  with the first  paragraph of that  discussion  through  footnote 2, which  follows the table of Directors and
Officers,  appears to repeat in substantial  portion  similar  disclosure in the prospectus. We suggest you delete or modify one of these disclosures.

     Response: The disclosure has been revised as requested.

27. Comment:  Disclosure  captioned  "Automatic  Dividend  Reinvestment and Cash
Purchase  Plan -  Cash  Purchase  Option"  in the  Infrastructure  Corp.  filing indicates  that  cash,  among  other  forms  of  money,  is  not  accepted  from participants  who  wish  to  purchase  additional  shares.  Add  an  affirmative statement as to the type of instrument that is accepted.

     Response: This comment does not apply to the Company.

28. Comment: The next sub-caption contains the following disclosure:  "The terms and  conditions  of the Plan may be  amended  by the Plan  Agent or by us at any time,  except when necessary or appropriate to comply with applicable law or the rules or policies of the SEC or any other regulatory authority,  only by mailing to each  participant  appropriate  written  notice at least 30 days prior to the effective date thereof." The provision is confusing and should be clarified.

     Response: The disclosure has been revised as requested.

                                     Part C

29.  Comment:  Item 34(e) (7) indicates  that the Fund expects to file a form of prospectus or supplement to take down securities off the shelf and to file under
Rule 462 as required. In this connection, advise the staff how the legal opinion will be updated and filed.

     Response:  Under normal circumstances,  the Company expects to file a legal opinion relating to the securities issued in a particular offering as an exhibit to a  post-effective  amendment  pursuant  to either  Rule 462(c) or Rule 462(d)
under the 1933 Act.

     If you have any questions or comments,  please  contact the  undersigned at
(816) 983-8362 or Steven Carman at (816) 983-8153.

                                                        Sincerely,

                                                        /s/ Eric J. Gervais

                                                        Eric J. Gervais

BDH/mme
cc:      Mr. Terry C. Matlack
         Ms. Deborah Bielicke Eades